[redacted]

14041985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
NOV 28 2014
WASH, D.C.
201
SECTION

SEC FILE NUMBER
8-50713

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 AND ENDING 09/30/14 *

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Casgrain & Company (USA) Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 McGill College Avenue, 21st floor

(No. and Street)

Montreal	Quebec	H3B 4G7
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

André Zanga 514-871-8080

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raymond Chabot Grant Thornton, LLP

(Name – *if individual, state last, first, middle name*)

600 de la Gauchetière Street West, Suite 2000	Montreal	Quebec	H3B 4L8
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Guy R. Casgrain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Casgrain & Company (USA) Limited, as of September 30th, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public *

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Exemption Report (including the independant auditor's report on the Exemption Report)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Michael Bantey
*Member of the Bar of the Province of Quebec (No. 188388-7)
and ex officio Commissioner of Oaths

Casgrain & Company (USA) Limited

Statement of Financial Condition
September 30, 2014

Raymond Chabot Grant Thornton

Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder
Casgrain & Company (USA) Limited

We have audited the accompanying statement of financial condition of Casgrain & Company (USA) Limited (the "Company") as of September 30, 2014 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Casgrain & Company (USA) Limited as of September 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Company's statement of financial condition. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the statement of financial condition or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II and III. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the statement of financial condition taken as a whole.

Raymond Chabot Grant Thornton LLP[1]

Montréal. Québec, Canada
November 25, 2014

[1] CPA Auditor, CA public accountancy permit no. A121364

Casgrain & Company (USA) Limited
Statement of Financial Condition

September 30, 2014 (in U.S.$)

ASSETS		
Cash	$	170,224
Securities purchased under agreements to resell		3,032,533
Other assets		11,585
Total assets	$	3,214,342
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accrued expenses and other liabilities	$	69,464
Income taxes payable		30,551
Total liabilities		100,015
STOCKHOLDER'S EQUITY		
Preferred stock, without par value		
Authorized: unlimited number of shares		
Issued: none		
Common stock, without par value		
Authorized: unlimited number of shares		
Issued: 9,525,000		25,000
Retained earnings		3,089,327
Total stockholder's equity		3,114,327
Total liabilities and stockholder's equity	$	3,214,342

The accompanying notes are an integral part of this statement of financial condition.

On behalf of the Board,

Director

Director

1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Casgrain & Company (USA) Limited ("the Company") a broker-dealer, is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company is a Canadian corporation that is a wholly-owned subsidiary of Casgrain & Company Limited ("the Parent"), a Canadian broker-dealer.

The Company deals in a riskless principal basis in securities of the government of Canada and agencies, Canadian provincial governments and agencies, U.S. government securities, Canadian municipal securities as well as Canadian and U.S. corporate debt. These activities are conducted on behalf of the Company's clients, which are strictly comprised of financial institutions and other broker-dealers and are located almost entirely in the United States.

The Company self-clears all of its financial instruments transactions which are conducted on a delivery/receive versus payment basis. Therefore the Company does not otherwise hold funds or securities for, or owe money, or securities, to clients and accordingly, is exempt from SEC Rule 15c3-3 pursuant to paragraph K(2)(i).

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of financial condition

The functional currency of the Company is in U.S. dollars. The statement of financial condition is expressed in U.S. dollars as required by foreign users. The Company has evaluated all subsequent events through November 21, 2014, the date of the issuance of this statement of financial condition.

Use of estimates

The preparation of a statement of financial condition in conformity with Generally Accepted Accounting Principles ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Financial instruments transactions

Financial instruments transactions are recorded in the statement of financial condition on a trade date basis.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments transactions (continued)

Amounts receivable and payable for financial instruments transactions that have not reached their contractual settlement date are recorded on a net basis and are reflected accordingly in receivable from, or payable to, broker-dealers on the statement of financial condition.

Transfers of financial assets

The Company accounts for transfers of financial assets in accordance with Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("Codification"), Transfers and Servicing-Accounting for Transfers of Financial Assets. In general, transfers are accounted for as sales under this guidance when the Company has relinquished control over the transferred assets. Transfers that are not accounted for as sales, rather they are accounted for as repurchase agreements.

Collateralized securities financing transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company's policy is to obtain possession of collateral with a fair value substantially equal to the principal amount loaned plus the accrued interest thereon in order to collateralize sale agreements. Similarly, the Company is required to provide financial instruments to counterparties in order to collateralize repurchase agreements. To ensure that the fair value of the underlying collateral in resale and repurchase transactions remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. All resale and repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivable and payable with the same counterparty.

Resale and repurchase agreements are reported net by counterparty, when applicable, pursuant to the guidelines of FASB Codification, Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.

Bank loans, necessary to facilitate the securities settlement process for the Company's transactions are recorded at the amount of cash received in connection with the transaction plus accrued interest. Bank loans are collateralized by securities purchased under agreements to resell and/or failed to deliver securities.

Translation of foreign currencies

Monetary assets and liabilities denominated in a currency other than the functional are translated into U.S. dollars at the year-end rates of exchange.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company accounts for income taxes under the general provisions of FASB Codification, Accounting for Income Taxes. Under this FASB Codification, deferred income taxes are provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial reporting and tax basis of assets and liabilities, using the currently enacted tax rates. Deferred tax assets are recognized to the extent that realization of such benefits are more likely than not. The effect of a tax rate change on deferred tax liabilities and deferred tax assets is recognized in net income in the period such change is enacted.

The Company recognizes and measures its unrecognized tax benefits in accordance with the uncertain tax provision guideline of FASB Codification, Accounting for Income Taxes. Under this guideline, the Company assesses the likelihood, based on their technical merit, that tax provisions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs which requires a change.

Recently adopted accounting standards

New balance sheet offsetting disclosure requirements

In December 2011, the FASB issued an accounting update which contains new disclosure requirements regarding the nature of an entity's rights of setoff and related arrangements associated with its financial instruments effective for annual reporting periods beginning on or after January 1, 2013. In January 2013, the FASB issued amendments that clarify the scope of disclosures about offsetting assets and liabilities with the same effective date mentioned above. The new disclosures are designed to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards ("IFRS"). Generally, it is more difficult to qualify for offsetting under IFRS than it is under U.S. GAAP. As a result, entities with significant financial instruments portfolios that report under IFRS typically present positions on their balance sheets that are significantly larger than those of entities with similarly sized portfolios whose financial statements are prepared under U.S. GAAP. The new disclosures give financial statement users information about both gross and net exposures. The Company adopted the new disclosure requirements on October 1, 2013 and as the accounting update is an update for presentation, it did not have an impact on the Company's statement of financial condition. The additional disclosures by this accounting update are included in Note 6.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New accounting development

Transfer and servicing - repurchase-to-maturity transactions, repurchase financings, and disclosures

In June 2014, the FASB issued an accounting update which makes limited amendments to the guidance in FASB Codification, Transfer and Servicing, on accounting for certain repurchase agreements. This new accounting update requires (1) entities to account for repurchase-to-maturity transactions as secured borrowings (rather than as sales with forward repurchase agreements); (2) eliminates accounting guidance on linked repurchase financing transactions; and (3) expands disclosure requirement related to certain transfers of financial assets that are accounted for as sales and certain transfers (specifically repurchase agreements and repurchase-to-maturity transactions) accounted for as secured borrowings. Additionally, this accounting update also clarify that repurchase agreements transactions that do not meet all of the derecognition criteria in FASB Codification, Transfer and Servicing, should be accounted for as secured borrowings. This new accounting update will be effective beginning October 1, 2015. The Company does not anticipate that the adoption of these limited amendments will have an impact on its statement of financial condition.

3 - FAIR VALUE

Fair value hierarchy

FASB Codification, Fair Value Measurements and Disclosures define fair value, establish a framework for measuring fair value, and establish a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by this accounting standard, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
Level 2: Inputs other than quoted prices included with Level 1 that are observable for the asset or liability either directly or indirectly.
Level 3: Unobservable inputs for the asset or liability.

Fair value measurements

As at September 30, 2014, the Company held no financial instruments which required being valued at fair value.

3 - FAIR VALUE (continued)

Additional disclosures about fair value of financial instruments not carried at fair value

U.S. GAAP requires disclosures of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. As mentioned, certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial instruments include cash, securities purchased under agreements to resell, other assets, and accrued expenses and other liabilities. Except for cash which is categorized in Level 1 of the fair value hierarchy, all other financial instruments that are carried at amounts which approximate fair values are categorized in Level 2 of the fair value hierarchy.

4 - INCOME TAXES

Deferred income taxes are provided for the temporary differences between the tax basis of assets and liabilities and their reported amounts in the statement of financial condition. These temporary differences result in taxable or deductible amounts in future years.

Deferred tax assets consist of clearing entrance fees not currently deductible.

5 - FINANCIAL INSTRUMENTS

Off-balance sheet risk

As a broker-dealer, the Company executes and settles various client and broker-dealer transactions. Execution of these transactions includes purchase and sale of financial instruments and resale and repurchase agreements by the Company. These activities may expose the Company to a default risk arising from the potential that clients or broker-dealers may fail to satisfy their obligations. In these situations, the Company may sustain a loss if it has to purchase or sell the financial instruments underlying the contracts at an unfavorable market price.

The Company also clears some of its transactions through a bank pursuant to a clearance agreement. Non-performance by the bank in fulfilling its contractual obligations to the Company may expose the company to default risk and potential loss, as described above.

The Company manages off-balance sheet risk by reviewing and establishing individual and group limits, by monitoring and managing daily exposure to credit limits, by reviewing counterparty financial soundness periodically, by utilizing a clearing bank that is highly capitalized, by obtaining additional collateral or retrieving excess collateral from counterparties, when deemed appropriate, and by entering into resale and repurchase agreements.

5 - FINANCIAL INSTRUMENTS (continued)

Concentration of credit risk

The Company's most significant credit concentration risk is with the Parent and the issuer of the financial instrument that collateralized the securities purchased under agreement to resell. This risk arises in the normal course of the Company's business. The risk of default depends on the creditworthiness of the Parent or the issuer of the instrument. The Parent company is a regulated Canadian broker-dealer that operates with significant capital in excess of minimum requirements and therefore the risk is considered minimal. With regards to issuer concentration credit risk relating to collateralized securities financing transactions, the Company's policy is to only accept as collateral securities that has high credit rating from reputable credit rating agencies.

6 - OFFSETTING ASSETS AND LIABILITIES

In accordance with FASB Codification Balance Sheet-Offsetting, the following table presents as of September 30, 2014 the gross and net securities purchased under agreements to resell.

	Gross amounts of recognized assets	Gross amounts offset in the Statement of Financial Condition	Net amounts of assets presented in the Statement of Financial Condition
Offsetting of financial assets			
Securities purchased under agreements to resell	$3,032,533	$ -	$3,032,533

7 - GUARANTEES, CONTINGENT LIABILITIES AND COMMITMENTS

Securities clearing depository member guarantee

As a member of a securities clearing depository and pursuant to the membership agreement, the Company granted a movable hypothec and a security interest, where applicable, to the clearing agency and system operator and may as well be required to post collateral to satisfy margin deposits requirements. These guarantees may be used by the clearing agency and system operator in the event the Company fails to meet its contractual obligations. Moreover, the Company may also be required to pay a proportionate share of the financial obligation of another member who may default on its obligation to the clearing depository. In this situation, the Company's guarantee obligations would arise only if the clearing depository had previously exhausted all of its resources. In addition, any such guarantee obligation would be apportioned amount the other non-defaulting members of the clearing depository.

September 30, 2014 (in U.S. $)

7 - GUARANTEES, CONTINGENT LIABILITIES AND COMMITMENTS (continued)

Securities clearing depository member guarantee (continued)

Any potential contingent liabilities under this membership agreement cannot be estimated. The Company has not recorded any contingent liability in its statement of financial condition for this agreement and believes that any potential requirements to make payments under this agreement are remote.

As at September 30, 2014, the Company had deposit securities having a market value of $53,476 to satisfy margin deposits requirements.

Indemnifications

In the normal course of its business, the Company provides representations and warranties to counterparties in connection with a variety of commercial transactions which requires to indemnify them against potential losses caused by the breach of those representations and warranties. The Company has also agreed in certain circumstances, to indemnify and guarantee certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as agent of, or providing services to the Company. These indemnifications generally are standard contractual terms. The maximum potential amount of future payments which the Company may be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its statement of financial condition for these indemnifications.

8- COLLATERAL

The Company primarily receives collateral in connection with resale agreements. The Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements and bank loans.

As at September 30, 2014, the fair value of securities received as collateral by the Company that it was permitted to sell or repledge, excluding the impact of FASB Codification, Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements, was $3,032,464 of which $53,476 was sold or repledged.

9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. As at September 30, 2014, the Company had net capital of $2,923,636 which was $2,673,636 in excess of its required net capital of $250,000.

10 - RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into financial instruments transactions and securities collateralized financing transactions with the Parent. The Company believes that these transactions are subject to terms and conditions comparable to transactions with unaffiliated entities. Additionally, the Company contracts a variety of services from the Parent. Such services include occupancy, use of equipment, back office, regulatory and administration.

As at September 30, 2014, the Company had a payable to the Parent of $198,357 relating to financial instrument transactions that have not reached their contractual settlement date. This amount is netted in the statement of financial condition with other receivables relating to unsettled regular-way trades for the same amount. In addition, the Company also had a receivable with the Parent of $3,032,533 for securities purchased under agreements to resell.

The charges related to services contracted from the Parent as at September 30, 2014 amount to $69,245 and are included in accrued expenses and other liabilities.

Casgrain & Company (USA) Limited
Computation of Net Capital Under Rule 15-c3-1 of the Securities and Exchange Commission

September 30, 2014 (in U.S.$)

NET CAPITAL		
Stockholder's equity and total capital	$	3,114,327
Deductions and/or charges		
Nonallowable assets		
Deferred tax assets		10,714
Other assets		871
Total deductions and/or charges		11,585
Net capital before haircuts on securities positions (tentative net capital)		3,102,742
Haircuts on securities		
Foreign currency balance		179,106
Total haircuts on securities		179,106
Net capital		2,923,636
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT		
Minimum net capital required		250,000
Excess net capital	$	2,673,636

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

The accompanying notes are an integral part of this statement of financial condition.

Casgrain & Company (USA) Limited
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

September 30, 2014 **(in U.S.$)**

An exemption from SEC rule 15c3-3 is claimed based on the exemptive provisions (k)(2)(i).

Casgrain & Company (USA) Limited
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

September 30, 2014 (in U.S.$)

An exemption from SEC rule 15c3-3 is claimed based on the exemptive provisions (k)(2)(i).

SEC MAIL PROCESSING
RECEIVED
NOV 28 2014
WASH., D.C.
201
SECTION

Available for Public Inspection